Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements
For the three and six months ended April 30, 2023 and 2022

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022
(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

June 29, 2023

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at April 30, 2023 and October 31, 2022

(Expressed in United States dollars)

		As at	As at
	Notes	April 30, 2023	October 31, 2022
Assets
Current
Cash	19(a)(d)	$215,907	$33,227
Prepaid expenses and other receivables		54,322	18,200
Total current assets		270,229	51,427
Property and equipment	5	39,466	48,092
Total assets		$309,695	$99,519

Liabilities
Current
Trade payables and other liabilities	19(a)(c)	$145,044	$287,575
Current lease liability	7	16,454	15,366
Debenture payable	10	38,367	38,001
Convertible debentures	9	3,542,816	3,792,064
Derivative liabilities	9	3,375,051	641,299
Total current liabilities		7,117,732	4,774,305
Non-current lease liability	7	21,254	29,418
Long-term loan	8	44,244	43,796
Total liabilities		7,183,230	4,847,519

Shareholders' Deficiency
Share capital	11	89,742,200	87,784,725
Contributed surplus	12	27,202,443	27,459,730
Equity component of convertible debentures	9	1,073,781	793,140
Accumulated deficit		(124,891,959)	(120,785,595)
Total shareholders' deficiency		(6,873,535)	(4,748,000)
Total liabilities and shareholders' deficiency		$309,695	$99,519

Going concern	2
Contingencies	18
Subsequent events	22

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars)

		Three months ended April 30,		Six months ended April 30,
	Notes	2023	2022	2023	2022

Operating expenses
General and administrative	15(a)	$45,544	$69,129	$71,958	$112,130
Professional, other fees and salaries	15(b)	115,132	140,789	196,302	325,815
Stock-based compensation	12	145,714	-	151,406	952
Travel and entertainment		16,055	8,285	23,860	15,252
Amortization of property and equipment	5	4,076	7,186	8,171	14,372
Amortization of patents	6	-	1,877	-	3,877
Foreign exchange loss (gain)	19(a)	(140,883)	92,968	(82,379)	35,124
Total operating expenses		185,638	320,234	369,318	507,522

Other expenses
Accretion expense	9	74,289	431,179	154,051	1,254,943
Interest expense on convertible debt	9	137,204	110,160	268,340	226,096
Other finance expenses	7,10	31,499	3,057	34,751	7,032
Loss (gain) on revaluation of derivative liabilities	9	1,583,394	(1,120,783)	1,278,545	(1,089,468)
Loss (gain) on conversion of convertible debentures	9	12,341	130,175	21,120	333,896
Loss (gain) on repayment of convertible debentures	9	(12,715)	-	(18,382)	-
Loss (gain) on extinguishment of convertible debentures	9	1,884,384	18,139	2,004,621	44,983
Total other expenses		3,710,396	(428,073)	3,743,046	777,482
Loss before income tax provision		(3,896,034)	107,839	(4,112,364)	(1,285,004)
Income tax provision	14	-	-	-	-
Net income (loss) and comprehensive income (loss)		$(3,896,034)	$107,839	$(4,112,364)	$(1,285,004)

Weighted average number of outstanding shares, basic and diluted	13	474,546,633	498,294,138	474,546,633	443,733,006

Income (loss) per share, basic and diluted	13	$(0.01)	$-	$(0.01)	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars)

					Equity
					component of
		Number of		Contributed	convertible	Accumulated
	Notes	shares	Share capital	surplus	debentures	deficit	Total

Balance at November 1, 2021		435,737,734	$86,815,836	$28,197,382	$14,004	$(118,498,500)	$(3,471,278)
Private placements of shares for cash	11	3,213,674	143,752	-	-	-	143,752
Subscriptions for private placements	11	-	51,473				51,473
Convertible debentures converted into common shares	9	8,240,025	576,620	-	-	-	576,620
Expiry of convertible debenture conversion option	9	-	-	8,241	(8,241)	-	-
Renewal of convertible debentures	9	-	-	-	8,241	-	8,241
Stock-based compensation	12	-	-	952	-	-	952
Net loss		-	-	-	-	(1,285,004)	(1,285,004)
Balance at April 30, 2022		447,191,433	$87,587,681	$28,206,575	$14,004	$(119,783,504)	$(3,975,244)

Balance at November 1, 2022		467,607,678	$87,784,725	$27,459,730	$793,140	$(120,785,595)	$(4,748,000)
Private placements of shares for cash	11	8,660,000	454,377	-	-	-	454,377
Subscriptions for private placements	11	379,500	33,618
Convertible debentures converted into common shares	9	20,811,859	1,385,724	-	(77,052)	-	1,308,672
Exercise of options	12	750,000	83,756	(45,000)	-	-	38,756
Expiry of options	12			(6,000)	-	6,000	-
Expiry of convertible debenture conversion option	9	-	-	793,140	(793,140)	-	-
Renewal of convertible debentures	9	-	-	(1,150,833)	1,150,833	-	-
Stock-based compensation	12	-	-	151,406	-	-	151,406
Net loss		-	-	-	-	(4,112,364)	(4,112,364)
Balance at April 30, 2023		498,209,037	89,742,200.00	$27,202,443	$1,073,781	$(124,891,959)	$(6,907,153)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the six months ended April 30, 2023 and 2022

(Expressed in United States dollars)

		Six months ended April 30
	Notes	2023	2022
Operating activities
Net loss		$(4,112,364)	$(1,285,004)
Items not affecting cash:
Amortization of property and equipment	5	8,171	14,372
Amortization of patents	6	-	3,877
Accretion expense	9,16	154,051	1,254,943
Accrued interest on convertible debentures	9,16	232,887	165,781
Stock-based compensation	12	151,406	952
Loss (gain) on conversion of convertible debentures	9,16	21,120	333,896
Loss (gain) on repayment of convertible debentures	9,16	(18,382)	-
Loss (gain) on revaluation of derivative liabilities	9,16	1,278,545	(1,089,468)
Loss (gain) on extinguishment of convertible debentures	9,16	2,004,621	44,983
Foreign exchange loss (gain)	19(a)	(86,014)	46,270
		(365,959)	(509,398)
Net changes in non-cash working capital:
Prepaid expenses and other receivables		(2,504)	(7,691)
Trade payables and other liabilities		(142,531)	(113,459)
Cash flows used in operating activities		(510,994)	(630,548)

Financing activities
Principal payments on lease liability	7	(7,559)	(16,030)
Private placements of shares for cash	11	454,377	143,752
Exercise of options	12	38,756	-
Subscription for private placement		-	51,473
Proceeds from issuance of convertible debentures	16	274,600	345,000
Repayments of convertible debentures	16	(66,500)	(15,000)
Cash flows provided by financing activities		693,674	509,195

Net change in cash		182,680	(121,353)
Cash - beginning of period		33,227	171,397
Cash - end of period		$215,907	$50,044

Supplemental cash flow information
Interest paid (classified in operating activities)	9	$30,799	$60,315
Interest converted (classified in operating activities)	9	$4,654	$-
Interest paid on non-convertible debt (classified in operating activities)	10	$4,578	$-
Interest paid on lease liability (classified in operating activities)	7	$1,832	$-
Private placement of shares for receivable		$33,618	$-
Carrying amount of convertible debentures converted into common shares	9	$1,385,724	$576,620

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 602, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through April 30, 2023 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the six months ended April 30, 2023, the Company reported a net loss and comprehensive loss of $4,112,364 (2022 - $1,285,004) and negative cash flow from operations of $510,994 (2022 - $630,548). The Company's working capital deficiency as at April 30, 2023 was $6,847,503 (October 31, 2022 - $4,722,878).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through the next twelve months; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these unaudited condensed interim consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

3. Basis of presentation

These unaudited condensed interim consolidated financial statements for the three and six months ended April 30, 2023 and 2022 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2022. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on June 29, 2023.

(a) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(a) Basis of consolidation (continued)

The Company's wholly-owned subsidiaries include:

(i)	Inactive	Domiciled in
	Micromem Applied Sensors Technology Inc. ("MAST")	United States
	707019 Canada Inc.	Canada
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

(b) Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options and conversion features based on the application of the Black-Scholes option pricing model or the binomial option pricing model, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk-free interest rate, and exercise price in the binomial option pricing model.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(d) Use of estimates and judgments (continued)

(iii) Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

4. New and revised standards and interpretations

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after November 1, 2022. The Company has adopted these pronouncements as of their effective date, and many are not applicable or do not have a significant impact on the Company and have been excluded.

The following amendments were issued but not yet effective. The Company will adopt these amendments as of their effective dates. The Company is currently assessing the impacts of adoption.

(a) Amendments to IAS 1, Presentation of Financial Statements

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company's right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company's own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

In February 2021, the IASB issued 'Disclosure of Accounting Policies' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

(b) Amendment to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the International Accounting Standards Board ("IASB") issued 'Definition of Accounting Estimates' to help entities distinguish between accounting policies and accounting estimates. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier adoption is permitted.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

4. New and revised standards and interpretations (continued)

(c) Amendments to IAS 12, Income Taxes

In May 2021, the IASB issued 'Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction' that clarifies how entities account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for year ends beginning on or after January 1, 2023.

(d) Amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures

IFRS 10 and IAS 28 were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

5. Property and equipment

	As at				As at
	November 1,			Foreign	April 30,
	2022	Additions	Disposals	exchange	2023

Cost
Computers	$7,466	$-	$-	$-	$7,466
Right-of-use assets	48,408	-	-	-	48,408
	55,874	-	-	-	55,874
Accumulated amortization
Computers	3,748	516	-	42	4,306
Right-of-use assets	4,034	7,655	-	413	12,102
	7,782	8,171	-	455	16,408
Net book value	$48,092				$39,466

6. Patents

	As at				As at
	November 1,			Foreign	April 30,
	2022	Additions	Disposals	exchange	2023
Cost	$681,288	$-	$-	$-	$681,288
Accumulated amortization	681,288	-	-	-	681,288
Net book value	$-	$-	$-	$-	$-

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. In prior years, the Company had negotiated with a major automotive company and a Tier 1 manufacturer for the development and commercial exploitation of this patented technology. The Company maintains that there remains significant potential value in its existing patents in terms of potential licensing agreements and royalty fees once it begins to exploit this asset class in the future.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

7. Leases

(a) Continuity schedule of lease obligation

The lease obligation relates to the use of office space in Toronto, Ontario. On May 26, 2022, a new lease agreement was entered into for a term from August 1, 2022 to July 31, 2025 for office space in another location in Toronto, Ontario. The present value of the lease obligation was calculated using a discount rate of 9%.

Balance, October 31, 2022	$44,784
Interest expense	1,832
Lease payments	(9,391)
Foreign exchange	483
Balance, April 30, 2023	$37,708

(b) Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at April 30, 2023:

CDN
Less than one year	$25,821
Between one and five years	$30,821

8. Long-term loan

As at April 30, 2023, the Company has a $60,000 CDN ($44,244 USD) (October 31, 2022 - $60,000 CDN, $43,796 USD) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs. The term loan matures on December 31, 2025. Repaying the balance of the loan on or before December 31, 2023 will result in a loan forgiveness of $20,000 CDN ($14,748 USD). Effective January 1, 2024, any outstanding balance on the term loan shall bear interest at a rate of 5% per annum. As the Company does not yet know whether they will be able to meet the terms of forgiveness, no amount has been recognized in income.

9. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CDN") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

During the three and six months ended April 30, 2023, the Company incurred $nil (2022 - $nil) financing costs. All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures (continued)

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at April 30, 2023:

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Loan principal outstanding	$1,146,002	$2,095,813	$278,500

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	22 - 131%	24% - 5675%
Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.08	(i) - (ii)
Remaining life (in months)	0 - 12	0 - 10	0 - 9

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,144,501	$1,475,468	$100,026	$2,719,995
Interest payable	355,713	440,407	26,701	822,821
Convertible debentures	$1,500,214	$1,915,875	$126,727	$3,542,816

Derivative liabilities	$-	$3,240,785	$134,266	$3,375,051
Equity component of convertible debentures	$1,073,781	$-	$-	$1,073,781

For the six months ended April 30, 2023:

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$13,772	$124,923	$15,356	$154,051
Interest expense	$138,994	$123,503	$5,843	$268,340
(Gain) loss on revaluation of derivative liabilities	$-	$1,351,268	$(72,723)	$1,278,545
(Gain) loss on conversion of convertible debentures	$-	$-	$21,120	$21,120
(Gain) loss on repayment of convertible debentures	$-	$-	$(18,382)	$(18,382)
(Gain) loss on extinguishment of convertible debentures	$(14,004)	$1,936,228	$82,397	$2,004,621

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$200,000	$300,000	$232,700
Amount of interest converted to common shares	$56,964	$36,685	$4,654

Number of common shares issued on conversion of convertible debentures	5,263,158	6,000,000	9,548,701	20,811,859

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-	$66,500	$66,500
Amount of interest repaid in cash	$5,819	$24,049	$931	$30,799

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures (continued)

(a) Current period information presented in the unaudited condensed interim consolidated financial statements (continued)

For the three months ended April 30, 2023:

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$6,906	$65,880	$1,503	$74,289
Interest expense	$72,690	$61,996	$2,518	$137,204
(Gain) loss on revaluation of derivative liabilities	$-	$1,607,062	$(23,668)	$1,583,394
(Gain) loss on conversion of convertible debentures	$-	$-	$12,341	$12,341
(Gain) loss on repayment of convertible debentures	$-	$-	$(12,715)	$(12,715)
(Gain) loss on extinguishment of convertible debentures	$(2,801)	$1,827,515	$59,670	$1,884,384

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2022:

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Loan principal outstanding	$1,205,144	$2,321,755	$347,700

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	2% - 4%
Effective annual interest rate	24%	22% - 131%	24% - 5803%
Conversion price to common shares	$0.03 - $0.07	$0.05 - $0.08	(i) - (ii)
Remaining life (in months)	0 - 6	0 - 10	0 - 11

Unaudited Condensed Interim Consolidated Statement of Financial Position
Carrying value of loan principal	$1,203,478	$1,661,742	$130,424	$2,995,644
Interest payable	380,360	389,617	26,443	796,420
Convertible debentures	$1,583,838	$2,051,359	$156,867	$3,792,064

Derivative liabilities	$-	$439,194	$202,105	$641,299
Equity component of convertible debentures	$793,140	$-	$-	$793,140

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

9. Convertible debentures (continued)

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements (continued)

For the six months ended April 30, 2022

	USD
	(equity	CDN (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$13,953	$1,236,016	$4,974	$1,254,943
Interest expense	$114,857	$111,851	$(612)	$226,096
(Gain) loss on revaluation of derivative liabilities	$-	$(1,092,959)	$3,491	$(1,089,468)
(Gain) loss on conversion of convertible debentures	$-	$-	$333,896	$333,896
(Gain) loss on repayment of convertible debentures	$-	$-	$-	$-
(Gain) loss on extinguishment of convertible debentures	$-	$53,483	$(8,500)	$44,983

Unaudited Condensed Interim Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$-	$297,600
Amount of interest converted to common shares	$-	$-	$5,780

Number of common shares issued on conversion of convertible debentures	-	-	8,240,025	8,240,025

Unaudited Condensed Interim Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-	$-	$-
Amount of interest repaid in cash	$66,934	$55,699	$3,805	$126,438

For the three months ended April 30, 2022:

	USD	CDN (embedded	USD (embedded	Total
Unaudited Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$7,087	$420,635	$3,457	$431,179
Interest expense	$59,239	$56,622	$(5,701)	$110,160
(Gain) loss on revaluation of derivative liabilities	$-	$(1,008,840)	$(111,943)	$(1,120,783)
(Gain) loss on conversion of convertible debentures	$-	$-	$130,175	$130,175
(Gain) loss on repayment of convertible debentures	$-	$-	$-	$-
(Gain) loss on extinguishment of convertible debentures	$-	$26,639	$(8,500)	$18,139

(c) Fair value of derivative liabilities outstanding

	As at	As at
	April 30,	October 31,
	2023	2022
Share price	$0.11	$0.03
Exercise price	$0.03 - $0.09	$0.02 - $0.07
Volatility factor (based on historical volatility)	105%-233%	140% - 232%
Risk free interest rate	4.45% - 4.76%	3.09% - 4.28%
Expected life of conversion features (in months)	0 - 11	0 - 11
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7374	0.7299
Call value	$0.02 - $0.09	$0.00 - $0.02

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

10. Debenture payable

This debenture was issued on March 17, 2020 with an original maturity date of June 17, 2020 with a principal amount of $51,500 CAD. On June 17, 2020, December 17, 2020, June 17, 2021, December 17, 2021, June 17, 2022, and December 17, 2022, the debenture was extended for six month intervals. The most recent extension on December 17, 2022, extended the debenture to June 17, 2023. The debenture bears interest at an annual rate of 24% and is unsecured. Interest expense on this debenture of $2,286 USD and $4,578 USD has been recognized during the three and six months ended April 30, 2023 (2022 - $2,286 USD and $4,578 for the three and six month periods).

11. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value - an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

During the six months ended April 30, 2023, the Company completed 20 private placements (2022 - 4 private placements), pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $454,377 (2022 - $143,752) and issued a total of 8,660,000 (2022 - 3,213,674) common shares. During the six months ended April 30, 2023, the Company also received $33,618 in subscriptions for 2 private placements for a total of 379,500 common shares (2022 - $51,473).

12. Stock options

(a) Stock option plan

Under the Company's fixed stock option plan (the "Plan"), the Company can grant up to 27,500,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b) Summary of changes

		Weighted
	Number of	average exercise
	options	price
Outstanding at October 31, 2022	11,725,000	$0.06
Granted (i)	3,000,000	0.07
Expired	(100,000)	0.07
Exercised	(750,000)	0.07
Outstanding at April 30, 2023	13,875,000	$0.07

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

12. Stock options (continued)

(b) Summary of changes (continued)

(i) The fair value of the options granted were determined in accordance with the Black-Scholes option-pricing model. The underlying assumptions are as follows:

Share price	$0.07-$0.12
Exercise price	$0.07-$0.12
Volatility factor (based on historical volatility)	175%-184%
Risk free interest rate	2.79%-3.58%
Expected life of conversion features (in months)	12-60
Expected dividend yield	0%
Forfeiture rate	0%

(c) Stock options outstanding at April 30, 2023

				Weighted average
		Options	Options		Remaining
Date of issue	Expiry date	outstanding	exercisable	Exercise price	contractual life
June 29, 2018	June 29, 2023	2,100,000	2,100,000	$0.10	0.16
November 13, 2020	November 13, 2025	5,750,000	5,750,000	0.05	2.54
October 8, 2021	October 8, 2026	1,000,000	1,000,000	0.07	3.44
December 15, 2021	December 15, 2023	25,000	25,000	0.07	0.63
October 11, 2022	October 11, 2023	2,000,000	1,500,000	0.07	0.45
March 20, 2023	March 20, 2028	2,000,000	2,000,000	0.07	4.89
April 6, 2023	April 6, 2024	1,000,000	250,000	0.12	0.94
As at April 30, 2023		13,875,000	12,625,000	$0.07	2.17

During the three and six months ended April 30, 2023, the Company recorded an expense of $145,714 and $151,406 respectively for the vesting of stock options (2022 - $nil and $952).

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

13. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	Three months ended April 30,		Six months ended April 30,
Numerator	2023	2022	2023	2022
Net loss attributable to common shareholders and used in computation of basic income (loss) per share	$(3,896,034)	$107,839	$(4,112,364)	$(1,285,004)

Add: adjustments for dilutive effects	-	73,814	-	-

Net loss attributable to common shareholders and used in computation diluted income (loss) per share	$(3,896,034)	$181,653	$(4,112,364)	$(1,285,004)

Denominator
Weighted average number of common shares for computation of basic income (loss) per share	474,546,633	445,480,827	474,546,633	443,733,006

Dilutive effects of convertible features (Note 9) and stock options (Note 12)	-	52,813,311	-	-

Weighted average number of common shares for computation of diluted income (loss) per share	474,546,633	498,294,138	474,546,633	443,733,006

Basic income (loss) per share amounts are calculated by dividing the net income (loss) attributable to common shareholders for the periods by the weighted average number of common shares outstanding during the periods.

14. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at April 30, 2023, the Company has non-capital losses of approximately $32 million, $27.6 million in Canada and $4.4 million in other foreign jurisdictions, available to reduce future taxable income. Non-capital losses expire commencing in 2026. In addition, the Company has available capital loss carry forwards of approximately $1.2 million to reduce future taxable capital gains. Capital losses carry forward

As at April 30, 2023, and October 31, 2022, the Company assessed that it is not probable that sufficient taxable income will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances recognized in the unaudited condensed interim consolidated statements of financial position for such assets.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

15. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Three months ended April 30,		Six months ended April 30,
	2023	2022	2023	2022
General and administration	$12,274	$33,299	$29,876	$60,313
Investor relations, listing and filing fees	31,875	34,112	39,602	48,173
Telephone	1,395	1,718	2,480	3,644
	$45,544	$69,129	$71,958	$112,130

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended April 30,		Six months ended April 30,
	2023	2022	2023	2022
Professional and consulting fees	$54,273	$86,360	$85,791	$155,724
Salaries and benefits	60,859	54,429	110,511	170,091
	$115,132	$140,789	$196,302	$325,815

16. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Six months ended April 30,
	2023	2022
Balance - beginning of period	$4,433,363	$3,239,483
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	274,600	345,000
Repayments of convertible debentures	(66,500)	(15,000)
Non-cash changes:
Accretion expense	154,051	1,254,943
Accrued interest on convertible debentures	232,887	(10,502)
Loss (gain) on repayment of convertible debentures	(18,382)	-
Loss (gain) on conversion of convertible debentures	21,120	-
Loss (gain) on revaluation of derivative liabilities	1,278,545	31,315
Loss (gain) on extinguishment of debt	2,004,621	26,844
Convertible debentures converted into common shares	(1,308,672)	(155,786)
Renewal of convertible debentures	-	(11,203)
Foreign exchange loss	(87,766)	49,544
Balance - end of period	$6,917,867	$4,754,638

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

17. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) are summarized as follows:

	Three months ended April 30,		Six months ended April 30,
	2023	2022	2023	2022
Professional, other fees, and salaries	$40,667	$33,102	$50,428	$63,990
Stock-based compensation	45,424	-	45,424	-
	$86,091	$33,102	$95,852	$63,990

During the three and six months ended April 30, 2023, key management was awarded 680,000 stock options (2022 - nil).

(b) Trade payables and other liabilities

Included in accounts payable is $5,150 CDN (USD - $3,798) payable to a corporation controlled by an officer of the Company as at April 30, 2023 (October 31, 2022 - $5,650 CDN (USD - $4,139)).

18. Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by- laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company's response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the Company and to MAST on their counterclaims. On June 16, 2021, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

The Company is now pursuing collection of the judgement award. It will report the recovery of this contingent asset as funds are received. During the six months ended April 30, 2023, the Company has recorded a recovery of $2,400 received in the period as a reduction of legal expenses (2022 - $2,400).

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

19. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CDN). The Company manages currency risk by monitoring the Canadian dollar position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at April 30, 2023, and October 31, 2022, balances that are denominated in CDN are as follows:

	As at	As at
	April 30,	October 31,
	2023	2022
	CDN	CDN
Cash	$180,309	$15,715
Other receivables	$73,667	$13,832
Trade payables and other liabilities	$196,697	$393,978
Convertible debentures	$2,598,149	$2,810,362
Debenture payable	$51,500	$51,500
Derivative liabilities	$4,394,881	$601,696
Long-term loan	$60,000	$60,000

A 10% strengthening of the US dollar against the CDN would decrease net loss and comprehensive loss by $472,422 as at April 30, 2023, (October 31, 2022 - decrease net loss and comprehensive loss by $257,995). A 10% weakening of the USD against the CDN would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at April 30, 2023.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	April 30,	October 31,
	2023	2022
Less than 30 days past billing date	$145,044	$287,575
31 to 90 days past billing date	-	-
Over 90 days past billing date	-	-
	$145,044	$287,575

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

19. Financial risk management (continued)

(c) Liquidity risk (continued)

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at April 30,			As at October 31,
	2023			2022
	Convertible	Derivative	Debenture	Convertible	Derivative	Debenture
	debentures	liabilities	payable	debentures	liabilities	payable
Less than three months	$2,139,046	$1,220,318	$-	$2,440,840	$162,380	$-
Three to six months	1,293,013	1,936,609	-	1,204,783	257,933	-
Six to twelve months	110,757	218,124	38,367	146,441	220,986	38,001
	$3,542,816	$3,375,051	$38,367	$3,792,064	$641,299	$38,001

(d) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $215,907 as at April 30, 2023 (October 31, 2022 - $33,227). The Company reduces its credit risk by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors.

(i) Cash

The Company held cash of $215,907 as at April 30, 2023 (October 31, 2022 - $33,227). The cash is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk and an insignificant loss allowance.

20. Fair value hierarchy

Assets and liabilities recorded at fair value in the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, derivative liabilities are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the three and six months ended April 30, 2023 and 2022, there were no transfers between levels.

Micromem Technologies Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars, unless otherwise noted)

21. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and six month periods ended April 30, 2023.

22. Subsequent events

Subsequent to April 30, 2023:

(a) The Company secured a private placement with an investor consisting of common shares with no warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $21,000 USD and issued a total of 200,000 common shares.

(b) The Company extended convertible debentures that were within 3 months of maturity date from April 30, 2023 for an additional six (6) months.

(c) The Company secured $80,937 USD in a convertible debenture with a 12 month term and conversion features which become effective six months after initiation date.

(d) The Company converted $265,855 CDN of convertible debentures through the issuance of 5,317,100 common shares.

(e) The Company issued 800,000 common shares for a total of $104,000 CDN for the exercise of stock options.